March 29, 2013

VIA EDGAR

Peggy Kim, Special Counsel

United States Securities and Exchange Commission

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Fuer International, Inc.

Schedule 13E-3, filed on March 8, 2013 (the “Schedule 13E-3”)

File Number 5-84285

Dear Ms. Kim:

On behalf of the Filing Persons (as defined in the Schedule 13E-3, as amended) we are electronically transmitting hereunder responses to the comments in your letter dated March 21, 2013 regarding the Schedule 13E-3. The responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, a marked version of the Amendment No. 1 to the Schedule 13E-3 (the “Amendment”) is enclosed to show changes from the Schedule 13E-3 filed on March 8, 2013. References to page numbers in our responses are to page numbers of the Amendment. Capitalized terms used in this letter but not otherwise defined have the meaning assigned to them in the Amendment.

Schedule 13E-3

1.	Please advise us as to what consideration was given to whether the issuer, Fuer International, Inc., is engaged in the going private transaction and, accordingly, should be a filing person on the Schedule 13E-3. Alternatively, please revise the Schedule 13E-3 to include the issuer as a filing person. For help in making this determination, please review Question and Answer 201.05 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division’s Compliance and Disclosure Interpretations, publicly available at our website at www.sec.gov.

Response: Rule 13e-3(d) states that “the issuer or affiliate engaging in a Rule 13e-3 transaction” shall make the necessary filings. What constitutes a Rule 13e-3 transaction is defined in Rule 13e-3(a)(3)(i)(A) through (C). The issuer is not included as a filing person because the issuer is not engaged in a transaction specified in Rule 13e-3(a)(3)(i). The Merger is being effected as a short-form merger under Section 92A.180 of the Nevada Revised Statutes and it does not require approval by the stockholders or the board of directors of the issuer. No corporate action has been or will be taken by the issuer in connection with the going private transaction. Therefore, we do not believe that the issuer is “engaged” in the transaction within the meaning of Rule 13e-3.

Securities and Exchange Commission

March 29, 2013

We believe that the situation described in Illustration 2 in the Interpretive Release Relating to Going Private Transactions under Rule 13e-3, SEC Rel. No. 34-17719 (April 13, 1981) is more analogous to our transaction. That Illustration provides that when a parent entity that holds 60% of the outstanding shares of the subsidiary makes a cash tender offer for all outstanding shares of the subsidiary’s common stock, the subsidiary is not deemed to be engaging in a transaction described in Rule 13e-3(a)(3)(i) and is therefore not subject to Rule 13e-3.

We believe that the Merger is distinguishable from the transaction described in Question and Answer 201.05 referenced in your comment (“Q&A 201.05”). Q&A 201.05 contemplates a situation where the senior management of an issuer-seller participate in a third party acquisition of the issuer-seller, and the focus of the analysis is whether the senior management and the third party acquirer would be deemed to be engaging in a going private transaction and have a separate obligation to file a Schedule 13E-3. In the case of the Merger, the transaction was initiated, structured and unilaterally effected by the controlling shareholder and its affiliates without any participation of the issuer or a third party acquirer. Because the issuer is entirely passive during the process and has not and will not take any action in connection with the transaction, we do not believe that it is engaging in a Rule 13e-3 transaction within the meaning of Rule 13e-3, and therefore, it should not be a filing person on the Schedule 13E-3.

Summary Term Sheet, page 1

2.	Please revise to state in the summary section that the filing persons did not obtain a fairness opinion.

Response: We have revised the disclosure accordingly. Please see page 7 of the Amendment.

Principal Terms of the Merger, page 1

3.	Please briefly describe what a “short-form merger” is and summarize Section 92A.180 of the Nevada Revised Statutes.

Response: We have revised the disclosure accordingly. Please see page 1 of the Amendment.

Securities and Exchange Commission

March 29, 2013

Interests of Fuer’s Executive Officers and Directors, page 7

4.	Please state whether officers and directors of the issuer will receive any benefits, including cash payments or the accelerated vesting of securities in connection with the going private transaction, and if so, revise to quantify the amounts on an individual and aggregated basis.

Response: None of the officers and directors of the issuer will receive any benefits, including cash payments or the accelerated vesting of securities, in connection with the going private transaction. The Amendment has been revised accordingly. Please see page 8 of the Amendment.

Special Factors, page 11

Background of the Transaction, page 11

5.	Please revise to include a background section that describes each contact, meeting, or discussion that took place among the filing persons, the issuer, and Capital Soldier regarding the going private transaction and the substance of the discussions or negotiations at each meeting. Please identify any counsel, financial advisors or any members of management who were present at each meeting. Please describe how the terms of the going private transaction were determined, including the consideration of $1.29 per share.

Response: We have revised the disclosure accordingly. Please see pages 11-12 of the Amendment.

Plans after the Merger, page 18

6.	Please also describe the plans for Fuer if the Merger is not consummated.

Response: The Filing Persons do not have any plans for Fuer if the Merger is not consummated. If the Merger is not consummated, it is expected that Fuer will remain a public company with its common stock registered under the Exchange Act, and that Fuer common stock will remain an illiquid security as it has been for the past 33 months. The Amendment has been revised accordingly. Please see page 18 of the Amendment.

Fairness of the Merger, page 23

Factors Considered in Determining Fairness, page 23

7.	We note that the filing persons did not consider net book value because they believed it was indicative of historical value and does not take into account future prospects, market conditions, or business risks. Please revise to further address why the filing persons did not consider net book value, given that it was higher than the $1.29 merger consideration.

Securities and Exchange Commission

March 29, 2013

Response: Pages 23 through 27 of the Schedule 13E-3 describe the factors that the Filing Persons considered in reaching their conclusion that the merger is both substantively and procedurally fair to the unaffiliated stockholders. As part of that disclosure, the Filing Persons have disclosed why they did not consider net book value as a material indicator of value of the issuer, and they have disclosed the net book value as of the recent balance sheet dates. However, whether the net book value of Fuer is higher or lower than the merger consideration should not be material to the analysis because the metric itself was not considered a relevant measure in the determination as to the fairness of the merger. In response to this comment, we have revised the disclosure on page 25 of the Amendment to explicitly state that the historical net book value of Fuer is higher than the merger consideration.

Item 5. Past Contacts, Transactions, Negotiations and Agreements, page 42

8.	We note that according to the Schedule 13D filed by the filing persons, the filing persons will enter into a shareholder agreement following consummation of the merger. Please describe the material terms of the shareholder agreement and file the shareholder agreement as an exhibit to the Schedule 13E-3. Refer to Items 5 and 16 of Schedule 13E-3 and corresponding Items 1005(e) and 1016(d) of Regulation M-A.

Response: There have been only preliminary discussions by the Filing Persons regarding the proposed shareholder agreement and their plans (if any) with respect to Fuer after the completion of the going private transaction. All material terms of such discussions have been disclosed in the Schedule 13E-3 (see page 44 of the Amendment) and the Schedule 13D filed on March 8, 2013 (see Item 4 thereof). To date, other than as already filed, the Filing Persons have not entered into a shareholder agreement or any other agreement, arrangement or understanding with respect to any securities of Fuer (whether written or oral, binding or non-binding, contingent or non-contingent), and there can be no assurance that any such agreement will be entered into in the future. We believe the Filing Persons have satisfied the disclosure requirements under Items 1005(e) and 1016(d) of Regulation M-A.

The Filing Persons acknowledge that:

•	the Filings Persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Securities and Exchange Commission

March 29, 2013

Should you have any questions pertaining to this filing, please contact J. Brett Pritchard at (312) 443-1773.

Sincerely Yours,
Locke Lord LLP
/s/ J. Brett Pritchard
J. Brett Pritchard

cc:	Li Zhang

Yanzeng Xing

Charles Wu, Esq.